July 16, 2009

VIA FEDEX AND EDGAR

Re:

The Phoenix Companies, Inc.

Annual Report on Form 10-K

Filed March 5, 2009

Form DEF 14A

Filed March 16, 2009

File No. 001-16517

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Riedler

Dear Mr. Riedler:

The Phoenix Companies, Inc. (the “Company”) submits this letter in response to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 2, 2009 (the “Comment Letter”) relating to the above-referenced Annual Report 10-K (the “10-K”) and Form DEF 14A (the “Proxy”).  We have proposed revisions to certain disclosures that will be added as appropriate in future SEC filings in response to the Staff’s comments.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter and, where appropriate, include the language which will be added as appropriate in future Commission filings.  Page references in the text of this letter correspond to the pages of the 10-K or Proxy, respectively.

Form DEF 14A

Compensation of Executive Officers Incentive Compensation, page 38

1.

We note your response to Comment 4 and your statement that you will provide disclosure relating to operational excellence measures, assessment of measures,

and any pre-established target values, in future filings. Please provide us with an example of your proposed disclosure which incorporates all of the information requested in our prior comment. You should provide the disclosure relating to incentive compensation that you intend to provide in your 2009 proxy statement.

Please note that we will not be in a position to clear our comment until you have provided an example of revised disclosure.

RESPONSE: In response to the Staff’s comment, we provide below an example of the disclosure to be made in our 2010 annual proxy statement related to fiscal year 2009.  Please note that our annual incentive plan design and metrics have changed for fiscal year 2009 and that our plan does not include the same operational excellence measures as in the previous year. The example below reflects that actual performance measures in our 2009 plan design. Actual results on each of these performance measures will be disclosed in our 2010 annual proxy statement for each NEO, regardless of whether thresholds are met.

Example:

The Phoenix Companies, Inc. Annual Incentive Plan for Executive Officers for 2009 aligns eligible employees’ incentive compensation with a common set of Performance Measures.  These measures focus on preserving financial strength in a challenging environment, which we believe will ultimately help build value for shareholders.  The Performance Measures focus on the following goals:

*

preserving our capital adequacy, as measured by risk based capital

*

strengthening our book or net asset value, as measured by GAAP book value per share

*

realizing significant expense reductions, as measured by statutory cash based expenses excluding restructuring charges

*

conserving the value of our in-force business, as measured by the persistency of our in-force block of business

Incentive awards can range from 0% to 150% of an individual’s incentive target and are determined based upon the achievement of our incentive goals, as set forth below:

Performance Measure	Description	Weight	Incentive Goals			Incentive Results
			Threshold	Target	Maximum	Actual Results	% of Incentive Target Earned
Risk Based Capital (RBC)	Statutory capital divided by risk based required capital	25%	X%	X%	X%	%	%
GAAP Book Value per Share	GAAP Book Value excluding unrealized gains (losses) and DAC unlocking divided by shares outstanding	25%	$X	$X	$X	$	%
Statutory Expenses	Statutory cash-based expenses excluding restructuring charges	25%	$X	$X	$X	$	%

Business Conservation	Persistency of in-force block of business (lapse ratio) – statutory surrender benefits and withdrawals divided by average assets	25%	X%	X%	X%	%	%
Total		100%					%

The total percentage of incentive target earned for all of our NEOs is equal to the sum of the weighted percentages for each separate Performance Measure.  The annual incentive payment received by each NEO is equal to the total percentage of incentive target earned multiplied by the annual incentive target for that NEO, as set forth in the table below.  The percentages related to each Performance Measure for performance results falling between threshold and target or between target and maximum have been determined by calculating the weighted value of the linear interpolation of the applicable percentage falling between the threshold (35%) and target (70%) percentages, or target and maximum (150%) percentages, respectively.

Target annual incentive opportunities for 2009 and pay-out results for our NEOs are shown in the table below:

Position/Title (a)	Name (b)	Annual Incentive Targets as Percentage of Base Salary (c)	Annual Incentive Targets In Dollars (d)	Pay-Out Results (1) (e)
President & CEO		X%	$	$
CFO		X%	$	$
X		X%	$	$
Y		X%	$	$
Z		X%	$	$
Former President & CEO		X%	$	$

(1) Column (d) times the Total percentage in the far right column of the immediately preceding table. * * * *

The Company acknowledges, in connection with the filing of the 10-K and the Proxy (the “Filing”) and our responses to the Comment Letter:

1.

That the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.

That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

3.

That the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

Please do not hesitate to call me at 860-403-5897, Steven Bray at (860) 403-5538 or Dennis Derr at (860) 403-5280 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

THE PHOENIX COMPANIES, INC.

By:	/s/ Peter A. Hofmann
Peter A. Hofmann
Senior Executive Vice President and
Chief Financial Officer

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